EXHIBIT 12.1

COMPUTATION OF RATIOS

Ratio of earnings to fixed charges
	Three Months
	Ended	Years Ended June 30,
	September 30, 2008	2008	2007	2006	2005	2004
Earnings:
Add:
Pre-tax income from continuing operations	3,046,355	19,155,434	8,894,351	9,049,305	6,366,441	198,776
Fixed Charges	329,342	1,235,811	1,163,908	1,029,670	467,388	236,625

Less:
Interest Capitalized	-	-	826,101	749,914	-	-
Earnings including deposit interest	3,375,697	20,391,245	9,232,158	9,329,061	6,833,829	435,401
Less:
Interest Income	20,298	301,325	103,388	-	-	-
Earnings Excluding deposit interest	3,355,399	20,089,920	9,128,770	9,329,061	6,833,829	435,401

Fixed Charges:
Current period/year interest	327,405	1,231,040	312,222	271,693	455,277	236,625
Capitalized interest	-	-	826,101	749,914	-	-
Estimate of interest in rental expense	1,937	4,771	25,585	8,063	12,111	-
	329,342	1,235,811	1,163,908	1,029,670	467,388	236,625

Ratio of earnings to fixed charges:
Including deposit interest	10.25	16.50	7.93	9.06	14.62	1.84

Excluding deposit interest	10.19	16.26	7.84	9.06	14.62	1.84